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SECURITIES A[...]N
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04004576

RECD S.E.C.
FEB 2 7 2004
526

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 38238

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRYANT PARK CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

489 FIFTH AVE., 27TH FL.
(No. and Street)

NEW YORK	NY	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOEL MAGERMAN 212-798-8212
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER, LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PS
3/19

OATH OR AFFIRMATION

I, JOEL MAGERMAN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRYANT PARK CAPITAL, INC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PAMELA J. LAWRENCE
Notary Public, State of New York
No. 01LA4911530
Qualified In Kings County
Commission Expires November 2, 2005

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRYANT PARK CAPITAL, INC.

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

BRYANT PARK CAPITAL, INC.

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Shareholder of Bryant Park Capital, Inc.:

We have audited the accompanying statement of financial condition of Bryant Park Capital, Inc. as of December 31, 2003 that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with generally accepted auditing standards in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Bryant Park Capital, Inc. as of December 31, 2003 then ended in conformity with generally accepted accounting principles in the United States of America.

February 11, 2004

Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

BRYANT PARK CAPITAL, INC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	35,120
Accounts receivable		21,163
Expenses prepaid to parent		576,012
TOTAL ASSETS	$	632,295

SHAREHOLDER'S EQUITY

Liabilities:		
Account Payable	$	4,132
TOTAL LIABILITIES	$	4,132
Shareholder's equity:		
Common stock, no par value; authorized 15,000 shares, issued and outstanding 10,000 shares	$	10,000
Additional paid-in capital		610,693
Retained earnings		7,470
TOTAL SHAREHOLDER'S EQUITY	$	628,163
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$	632,295

The accompanying notes are an integral part
of this financial statement.

BRYANT PARK CAPITAL, INC.
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Bryant Park Capital, Inc. (the "Company) is a registered broker-dealer with the Securities and Exchange Commission, and is a member of National Association of Securities Dealers, Inc. ("NASD"). The Company's primary business activities include investment banking, advisory and consulting work, and merger and acquisition assignments and valuations. The Company is a wholly-owned subsidiary of BPC Group, LLC (the "Parent"). In July 2003, the BPC Group, LLC bought 100% of the stock of the Company from BPC Group, Inc. following approval of such transaction by the NASD.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records revenue from its investment banking and other business activities at the time the transaction is closed. Consulting fee expenses are recorded as the services are rendered and billed to the Company's clients.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to makes estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of December 31, 2003, and the reported amounts of revenues and expenses during the year then ended. Actual results could differ from those estimates.

NOTE 3 - INCOME TAXES

For the year 2003, the Company incurred a loss for federal tax purposes of approximately $6,000, and therefore no federal income tax provision was necessary. The Company is subject to minimum State and local income taxes.

No tax benefit from this loss has been recorded due to the tax rules relating to the change in ownership, and the Company's election as a qualified subchapter S corporation for Federal income tax purposes effective January 1, 2004.

NOTE 4 - RELATED PARTY TRANSACTIONS

Bryant Park Capital Inc. is a wholly owned subsidiary of BPC Group, LLC (see Note 1). In accordance with an agreement between the Parent and the Company, all administrative expenses of the Company are paid by the Parent. Under the agreement, the Company reimbursed the Parent for administrative expenses in the

NOTE 4 - CONTINUED

amount of $1,431,133, representing its allocable share of the operating expenses of both the Company and its Parent including salaries, rent, utilities and other operating expenses. The Company was also charged a service fee of $600,000 by the Parent. Both amounts are included on the statement of operations as a service and management fees.

The expenses prepaid to Parent at December 31, 2003, represent payments to the Parent during 2003 in excess of the Company's share of the administrative expenses. The Company intends to apply this excess as a prepayment towards 2004 fees and expenses.

NOTE 5- CONTINGENCIES

The Company is a defendant in arbitration brought by a former employee of the Company relating to the sale of the Company by BPC Group, Inc., the former owner (Note 1). The allegation is being vigorously defended by management who believes, after consultation with outside legal counsel, that there will be no material adverse effect on the financial condition of the Company.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as define, shall not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2003, the Company had net capital of $30,988 which was $25,988 in excess of the required minimum net capital at that date of $5,000.